# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mereo BioPharma Group plc, CIK 0001719714
CUSIP: 589492107
Title of class of securities: Ordinary Shares, par value GBP 0.003 per share
Address of issuer's principal executive offices: 4th Floor, One Cavendish Place, London, United Kingdom (X0), W1G 0QF
Date of event which requires filing of this statement: 06/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001867472

## Reporting persons
- Northpond Ventures, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,223,695; sole dispositive power 0; shared dispositive power 35,223,695; aggregate amount beneficially owned 35,223,695 (4.4% of the class)
- Northpond Ventures GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 35,223,695; sole dispositive power 0; shared dispositive power 35,223,695; aggregate amount beneficially owned 35,223,695 (4.4% of the class)
- Northpond Ventures II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,454,455; sole dispositive power 0; shared dispositive power 16,454,455; aggregate amount beneficially owned 16,454,455 (2.1% of the class)
- Northpond Ventures II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,454,455; sole dispositive power 0; shared dispositive power 16,454,455; aggregate amount beneficially owned 16,454,455 (2.1% of the class)
- NPV Listed, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,842,850; sole dispositive power 0; shared dispositive power 2,842,850; aggregate amount beneficially owned 2,842,850 (0.4% of the class)
- Northpond Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,842,850; sole dispositive power 0; shared dispositive power 2,842,850; aggregate amount beneficially owned 2,842,850 (0.4% of the class)
- Michael P. Rubin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 54,521,000; sole dispositive power 0; shared dispositive power 54,521,000; aggregate amount beneficially owned 54,521,000 (6.9% of the class)

## Item 1. Issuer
Name of issuer: Mereo BioPharma Group plc
Address of issuer's principal executive offices: 4th Floor, One Cavendish Place, London, X0, W1G 0QF.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Northpond Ventures, LP ("Northpond Fund")
Northpond Ventures GP, LLC ("Northpond GP LLC")
Northpond Ventures II, LP ("Northpond Fund II")
Northpond Ventures II GP, LLC ("Northpond GP II LLC")
NPV Listed, LLC ("NPV Listed")
Northpond Ventures, LLC ("Northpond Ventures")
Michael P. Rubin ("Rubin")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:

7500 Old Georgetown Road, Suite 800
Bethesda, MD 20814
Citizenship:
Northpond Fund Delaware
Northpond GP LLC Delaware
Northpond Fund II Delaware
Northpond GP II LLC Delaware
NPV Listed Delaware
Northpond Ventures Delaware
Rubin United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the ordinary shares. CUSIP number 589492107 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents five ordinary shares.

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) ordinary shares in the form of 7,044,739 ADSs directly held by Northpond Fund; (ii) ordinary shares in the form of 3,290,891 ADSs directly held by Northpond Fund II; (iii) ordinary shares in the form of 568,570 ADSs directly held by NPV Listed.

Northpond GP LLC is the general partner of Northpond Fund, Northpond GP II LLC is the general partner of Northpond Fund II and Northpond Ventures is the manager of NPV Listed. Rubin is the managing member of each of Northpond GP LLC, Northpond GP II LLC and Northpond Ventures and has voting and dispositive power over the securities held by each of Northpond Fund, Northpond Fund II and NPV Listed.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon upon 795,001,444 ordinary shares outstanding as of May 12, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 13, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Northpond Ventures, LP: /s/ Patrick Smerkers, By: Northpond Ventures GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (06/11/2025)
- Northpond Ventures GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (06/11/2025)
- Northpond Ventures II, LP: /s/ Patrick Smerkers, By: Northpond Ventures II GP, LLC, its General Partner, By Patrick Smerkers, Authorized Signatory (06/11/2025)
- Northpond Ventures II GP, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, Authorized Signatory (06/11/2025)
- NPV Listed, LLC: /s/ Patrick Smerkers, By Northpond Ventures, LLC, its Manager, By Patrick Smerkers, CFO, Partner (06/11/2025)
- Northpond Ventures, LLC: /s/ Patrick Smerkers, By Patrick Smerkers, CFO, Partner (06/11/2025)
- Michael P. Rubin: /s/ Michael P. Rubin, Michael P. Rubin (06/11/2025)